[Reference Translation]

May 7, 2024

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (flexible repurchase of shares while considering factors such as the price level of our common stock) conducted in April pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notifications were given on November 1, 2023, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on November 1, 2023, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	5,216,600 shares

3. Total purchase price:	JPY 18,962,328,100

4. Period of repurchase:	From April 1, 2024 to April 24, 2024

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on November 1, 2023 (flexible repurchase of shares while considering factors such as the price level of our common stock)

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	60 million shares (maximum)

(3) Total purchase price for repurchase of shares	JPY 100 billion (maximum)

(4) Period of repurchase	From November 2, 2023 to April 30, 2024

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of April 24, 2024)

(1) Total number of shares repurchased:	32,097,200 shares

(2) Total purchase price for repurchased shares:	JPY 99,999,796,450